SECURITIES AND EXCHANGE COMMISSION
                                   WASHINGTON, D.C.

                         Form U-12(I)-B (Three-Year Statement)
                             Three-Year period ending 1998


STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING COMPANY ACT OF
  1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE U-71(b).

1. Name and Business address of person filing statement.

   Barbara A. Hassan
   750 West Center Street, P. O. Box 543
   West Bridgewater, Massachusetts 02379

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

   None.

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

   EUA Service Corporation              Eastern Edison Company
   Blackstone Valley Electric Company   Newport Electric Corporation

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

   Vice President of EUA Service Corporation, Blackstone Valley Electric
      Company, Newport Electric Company and Eastern Edison Company.

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.
   (Use column (a) as supplementary statement only).
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                  ! Salary or other compensations! Person or company from
                  !                              ! whom received or
Name of recipient ! Received   ! to be received  ! to be received
_________________ !____(a)_____!______(b)________!_________________________
                  !            !                 !
Barbara A. Hassan ! $142,487.88! $302,302.29     ! EUA Service Corporation
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               (b)  Basis for compensation if other than salary.

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in Item 4, above, and the source or sources of reimbursement for same.

   (a) Total amount of routine expenses charged to client:  $ None
   (b) Itemized list of all other expenses:


Date   January 24,  1997            (Signed)/s/Barbara A. Hassan

U12BAH